1314 Main Street, Suite 102 Louisville, CO 80027 Phone: 617-243-0060 Fax: 617-243-0066

February 24, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Tim Buchmiller

Re:	Precision Optics Corporation, Inc.
Registration Statement on Form S-1
Filed February 3, 2017
File No. 333-215881

Dear Mr. Buchmiller,

I am securities counsel for Precision Optics Corporation, Inc. (the “Company”). The Company received two comments from the staff of the Securities and Exchange Commission (the “Staff”) via telephone regarding the above referenced registration statement. The Staff asked the Company to update the registration statement for the Company’s most recent quarterly results and to add the legal opinion. In response to these comments, the Company has amended the registration statement by adding the information from the recently filed quarterly report on Form 10-Q for the quarter and six months ended December 31, 2016. In addition, the Company added the legal opinion as Exhibit 5.1 and made minor updates as marked in the registration statement.

If you have further questions or comments, please feel free to contact me. I am happy to cooperate in any way I can.

Sincerely,

/s/ Amy Trombly

Amy Trombly, Esq.

1314 Main Street, Suite 102 Louisville, CO 80027 • Phone: 617-243-0060 • Fax: 617-243-0066